SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02025332

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Enel

__Press Release__

Rome, March 20, 2002 – With reference to press reports today on the subject of France Telecom's presumed intention to sell its 26.6% stake in WIND, Enel repeats that the put option included in the shareholders' agreement with France Telecom can be exercised by the latter, at market conditions, only in the case of acts or resolutions, essentially on matters of the board of directors responsibility (and therefore of a strategic nature or, in any case, of particular importance), with which, within a defined period, the directors designated by France Telecom (or France Telecom itself in writing) have expressed their disagreement. With the additional condition that these acts or resolutions have not subsequently been altered within a reasonable time-frame.

Enel confirms that none of these hypothetical conditions has ever come into being and that, therefore, none of the conditions for the exercise of the put option exists.

It should also be recalled that in the shareholders' agreement France Telecom has a call option that allows it to buy from Enel, after the stock market flotation of WIND (and in the period between August 2003 and February 2004), a stake which would bring the holdings of WIND's two shareholders back to the proportions which preceded the acquisition of Infostrada.

In addition to the above conditions, which were mentioned by Enel in the quarterly report as of September 30, 2000, and in the 20-F Form of 2000, the shareholders' agreement also contains the usual reciprocal puts and calls for the resolution of cases of default or other cases of deadlock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: March 26, 2002